  Exhibit 99.1

Silver Elephant Proposes a Return to Pure Silver Miner
with Nickel and Vanadium Spin-Outs

Vancouver, British Columbia, May 14, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces it is planning to spin out Flying Nickel Mining Corp. and Nevada Vanadium Mining Corp., two Canadian companies wholly owned by Silver Elephant. Doing so will return Silver Elephant to being a dedicated silver investment vehicle.

John Lee, CFA, Silver Elephant’s Chairman states:

“Silver Elephant is moving toward a pure silver play with proposed spinouts of its non-silver assets. The Company will focus on resource expansion and environmental permitting of our flagship Pulacayo silver project in Bolivia. Pulacayo hosts 107 million oz of silver in the indicated category according to Mercator technical report dated October 13, 2020. $35 million has been invested at Pulacayo with over 100,000 meters of drilling.

Silver Elephant is returning to its silver roots and will be moving away from diluting silver assets with non-silver purchases, as exemplified by other silver explorers and miners such as First Majestic and Fortuna Silver this year.

Bolivia is opening up to foreign investment, in stark contrast to growing anti-foreign-mining sentiment in Peru. Silver Elephant’s team in Bolivia has been operating peacefully at Pulacayo since 2005 with strong support from the local community.

While Silver Elephant is still working out the timing to effect the dual spin outs (which are non-binding at this stage), we feel it’s important to communicate the company’s future direction.”

In the following weeks, the company will provide procedural briefings and updates on its management additions, and banking advisory appointments.

Vanadium and nickel prices are trading at or near a multi-year high. Descriptions of Silver Elephant’s subsidiaries are provided below. Additional information can be found at www.silverelef.com.

Flying Nickel Mining Corp (FNI)

FNI will own the Minago nickel sulphide project. It is located in the Thompson nickel belt (TNB), which is the fifth-largest nickel-bearing geological belt in the world. TNB had over 5 billion pounds of nickel production since 1958. Both Manitoba provincial highway 6 and a high-voltage (230 kV) transmission line transect Minago. In 2011, an Environmental Impact Assessment was approved for a 10,000-tonnes-per-day open-pit operation at Minago. FNI is undertaking to renew the EIA in 2021. Over $35 million has been invested at Minago with over 74,000 meters of historic exploration drilling.

Nevada Vanadium Mining Corp (NVV)

NVV will own the Gibellini vanadium project, designed to be an open-pit, heap-leach operation in Nevada, USA. Nevada was ranked by the Fraser Institute as the world’s #1 mining investment jurisdiction in 2018 and 2020. The Gibellini project development achieved an important milestone in July 2020 when the Notice of Intent to prepare an Environmental Impact Statement (“EIS”) was published in the Federal Register. A final Record of Decision on EIS is expected in 2021. The U.S. government has designated vanadium as one of 35 critical minerals to the national security and the economy. Vanadium alloys and catalysts are used in the aerospace, defense, energy storage, and infrastructure sectors. Over $35 million has been invested at Gibellini to date.

About Silver Elephant
Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.

In addition, forward-looking statements by their nature involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate or true. In particular, there is no assurance that the Company will be able to proceed with its plan to spin out(s) in a timely fashion, or that it will be able to obtain the necessary approvals to do it at all. Investors should not place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by law.